Exhibit 99.1

Uranium Royalty Corp Expands Physical Uranium Holdings to 648,068 Pounds of U3O8 at a Weighted Average Cost of US$33.10 per pound U3O8

Vancouver, British Columbia, Canada, September 15, 2021 – Uranium Royalty Corp. (NASDAQ: UROY, TSX-V: URC) (“URC” or the “Company”) announces that it is entering into contracts for three additional spot purchases totaling 300,000 pounds of U3O8 at an average cost of US$38.17 per pound U3O8. Deliveries are scheduled for September/October 2021 and will be accomplished through book transfers to URC’s storage account at Cameco Corporation’s Fuel Services facilities in Ontario, Canada. This acquisition is fully funded with cash on hand. As of September 14, 2021, URC has C$80 million in cash, marketable securities and physical uranium.

Following completion of these deliveries, URC will hold a physical inventory of 648,068 pounds U3O8 at a weighted average cost of US$33.10 per pound. The latest Trade Tech daily spot price is at US$45.00 per pound as of September 14, 2021, leading to an increase in the net realizable value of URC’s physical uranium holdings by US$7.7 million.

It is within URC’s mandate to make periodic purchases of physical uranium to provide attractive commodity price exposure to shareholders, especially in these early stages of a bull market in uranium. The global mega-trend towards de-carbonization is providing a major catalyst for carbon-free, safe, and reliable nuclear energy. The supply and demand fundamentals for uranium continue to improve, with demand for uranium now exceeding pre-Fukushima levels and global mine production (128 million pounds) expected to lag global consumption (191 million pounds) by 63 million pounds in 2021 (UxC data – Q3 2021 report).

This is the 5th year of the production/consumption gap which has had a positive impact on drawing down excess market inventories. The purchasing activities of producers and financial entities, like the Sprott Physical Uranium Trust have accelerated this rebalancing as of late, resulting in a 49% rise in the spot price in the past five weeks.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only pure-play uranium royalty company and the only uranium focused business on the Nasdaq. URC is focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com

Forward Looking Information

Certain statements in this news release may constitute “forward-looking information”, including those regarding the Company’s expectations regarding uranium markets. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange (the “TSX-V”) nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.